Exhibit 10.1

EMPLOYMENT SEPARATION AGREEMENT

This is an agreement between you, Kirk G. Anderson, and us, Fisher Media Services Company (“the Company”). This Agreement is dated for reference purposes July 1, 2005 which is the date we delivered it to you for your consideration.

1)	Separation Agreement. Your employment by the Company is terminated effective July 29, 2005 (the “Separation Date”), due to elimination of your position.

2)	Compensation. You will be paid your regular salary, less authorized deductions and withholdings, through the Separation Date, and you will be paid for any accrued, unused vacation in your final paycheck.

3)	Separation Payment. The Company will provide you an additional lump sum separation payment in the gross amount of one hundred eighty five thousand dollars ($185,000), less authorized deductions and withholdings. To be eligible for this separation payment, you must continue to perform your duties in a satisfactory manner until your scheduled Separation Date. This separation payment will be made to you following the expiration of the revocation period set forth at Paragraph 14. You understand and agree that the separation payment to which you would not otherwise be entitled is provided as consideration, and in exchange for, your agreement to the release and other terms of this Agreement.

In the event that you are separated from the Company and subsequently rehired by any Fisher Communications affiliate or subsidiary and receive compensation from the Company for employment during the period of July 30, 2005 through July 29, 2006, you agree to repay that portion of any separation payment otherwise attributable to the period following your re-employment, calculated on a weekly basis. (For example, if you received a separation payment equal to 8 weeks’ salary and were rehired 4 weeks after your Separation Date, you agree to repay 4 weeks of the separation payment. If you received a separation payment equal to 4 weeks’ salary, and were rehired 5 weeks after your Separation Date, you do not have any repayment obligation.) A repayment schedule by payroll deduction or lump sum can be negotiated with re-employment by any Fisher Communications affiliate or subsidiary.

4)	SERP. You will become vested in the Termination Benefit under the Company’s Supplemental Pension Plan (the “SERP”) on the Separation Date. Your Termination Benefit under the SERP is payable to you as a monthly annuity commencing at age sixty-five (65). The Company may, in its sole discretion, pay the Termination Benefit to you as a reduced annuity commencing prior to age sixty-five (65) or as a lump sum equal to the present value of your accrued benefit. FICA taxes will be due and payable on the present value of your Termination Benefit as of the Separation Date. We intend to withhold the employee portion of such FICA taxes first from your accrued vacation pay that will be included in your final paycheck and then, if necessary, from your separation payment.

5)	Stock Options. The Company has previously granted to you options to purchase an aggregate of twenty three thousand, one hundred and thirty-five (23,135) shares of the Company’s common stock (the “Stock Options”). As of the Separation Date, Stock Options

to acquire twelve thousand one hundred thirty five (12,745) shares are vested and two thousand (2,000) of these vested shares have been previously exercised by you, leaving Stock Options to acquire ten thousand seven hundred forty five (10,745) shares vested and fully exercisable and ten thousand three hundred and ninety (10,390) shares unvested. On the Separation Date, all Stock Options that have not previously vested will expire. You will have three (3) months following the Separation Date to exercise your vested Stock Options, unless they expire earlier in accordance with their terms.

6)	Employee Benefit Plans. You, your spouse and your dependents will be eligible to continue participation in our group medical, dental and vision plans pursuant to COBRA for up to 18 months (or longer if applicable under the COBRA regulations) following your separation. The Company will pay up to three hundred and thirty-three dollars and 86 cents ($333.86) each month toward your COBRA premiums, for twelve (12) months or until you are eligible for coverage under any other group health coverage (as an employee or otherwise), whichever happens first. You will be required to make timely payment of any portion of premiums for which you are responsible. Failure to submit timely payment of premiums will result in cancellation of COBRA coverage. Your rights under other employee benefit plans in which you may have participated will be determined in accordance with the written plan documents governing those plans.

7)	Consulting. Beginning on your Separation Date, and continuing until January 16, 2006, you agree to be available on an as needed basis for up to 40 hours for requests from the Company for consultation regarding events that occurred during your employment with the Company to facilitate the transition. You and the Company agree that for any hours of consultation that you agree to perform after your Separation Date in excess of 40 hours, the Company will compensate you for said consultation by an amount to be determined by the parties before any such consultation work is performed by you.

8)	Career Transition Services. You will be eligible to receive career transition services from The Brighton Group, or a similar provider at the Company’s sole discretion, in the amount to be determined by the Company and to be paid by the Company directly to The Brighton Group (or similar provider).

9)	References. Upon your request, the Company will provide a general letter of reference to future potential employers. Requests for such letter should be directed to the Human Resources Coordinator.

10)	Release. In return for certain provisions of this Agreement to which you would not otherwise be entitled, you hereby release the Company from any and all claims of any kind, known or unknown, except claims arising under this Agreement. The claims you are releasing include, without limitation, all claims related to or arising out of your employment with the Company and the separation of that employment. You specifically waive any rights or claims that you may have under: the Civil Rights Act of 1964 (including Title VII of that Act), or the Age Discrimination in Employment Act of 1967, except that this Agreement does not release any claims under that Act that may arise after the signing of this Agreement, the Equal Pay Act, the Americans With Disabilities Act and all other applicable federal, state or local laws. The release you are giving releases not only all claims you may have against the Company, but also all claims you may have against the Company’s past and present shareholders, officers, directors, agents, employees, representatives, attorneys, parents, subsidiaries, affiliates, benefit plans, predecessors, successors, transferees and assigns. You understand that you are releasing potentially unknown claims, and that you have limited knowledge with respect to some of the claims being released. You agree that this release is fairly and knowingly made. You assume the risk of any mistake in entering into this Agreement.

11)	Return of Property. You represent and warrant that you have returned all keys, credit cards, documents, equipment and other material that belongs to the Company on or before your Separation Date, except where you are expressly authorized in writing by the Company to keep any of these items.

12)	Confidentiality. You understand and acknowledge that, in order to properly perform your duties the Company has entrusted you with certain proprietary information that is the result of great effort and expense on the part of the Company, that this proprietary information is critical to the success of the Company and that the disclosure or use of this proprietary information would cause the Company irreparable harm, and that you, in entering into this Agreement, are fully aware of the Company’s need to protect this proprietary information. You therefore agree not to reveal confidential Company information or trade secrets to any person, firm, corporation, or entity unless required to do so by a valid subpoena or unless being required to maintain such confidentiality would be in violation of the law. Should you reveal or threaten to reveal this information, the Company shall be entitled to an injunction restraining you from disclosing same, or from rendering any services to any entity to whom said information has been, or is threatened to be, disclosed. The right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against you for a breach or threatened breach of this condition, including the recovery of damages from you. This promise is intended to and will apply in the broadest sense possible to information regarding Company’s business activities, plans, audience and clients and is not intended to be limited solely to matters which might meet the legal definition of “trade secrets” under Washington law. You further agree to keep the terms of this Agreement confidential. You agree that except as otherwise required by law, you may not disclose to any third party any of the terms of this Agreement, except your spouse, legal counsel, accountants and tax advisors, all of whom shall be bound by this confidentiality provision. You represent and warrant that you have not already acted inconsistently with the terms of this section.

13)	Mutual Nondisparagement. You agree that you will not disparage or otherwise malign or prejudice the reputation of the Company, its parents or affiliates or any of their officers, directors or employees. The Company agrees that it will not disparage or otherwise malign or prejudice your reputation.

14)	Consideration and Revocation Periods. You agree that you have been advised to consult legal counsel and that you have up to twenty-one (21) calendar days to consider this Agreement and you may use as much or as little of that time as you wish. You also have seven (7) calendar days following your execution of this Agreement to revoke it. You must make any such revocation in writing to the Vice President Human Resources. This Agreement shall not become effective or enforceable until the revocation period has expired.

15)	Resolution of Claims. The parties shall attempt to resolve through good-faith negotiation any controversy or claim arising out of, or relating to this Agreement, or a breach thereof, including without limitation, claims under Title VII of the Civil Right Act of 1964, as amended, wrongful discharge, defamation, state anti-discrimination statutes, the Americans with Disabilities Act, wage and hour claims, and any claim arising out of any other federal or state statute or common law. If negotiation is unsuccessful, the parties agree to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Employment Mediation Rules. If mediation is unsuccessful, the dispute shall be settled by final and binding arbitration in Seattle in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. The only disputes not covered by this paragraph 15 shall be workers compensation claims, claims for unemployment compensation, and claim for injunctive relief and/or equitable relief brought by the Company pursuant to paragraphs 11, 12 and 13 above. The parties agree to abide by and perform in accordance with any award rendered by the arbitrator, and that judgment upon the award rendered may be entered by the prevailing party in any court having jurisdiction thereof. The arbitrator’s fees and costs of arbitration shall be borne equally by the parties, and each party shall be responsible for its own legal fees and costs.

16)	Applicable Law. The laws of the State of Washington will govern the validity and execution of this Agreement and the disposition of any claims related to this Agreement.

17)	Assignments. Your rights hereunder shall not be assigned or transferred without the Company’s prior written consent. Any assignment without the Company’s prior written consent shall be null and void. The Company’s rights and obligations under this Agreement will inure to the benefit and be binding upon the Company’s successors and assignees.

18)	Complete Agreement. This Agreement is the final and complete expression of all agreements between us on all subjects. You acknowledge that you have had adequate time to review and consider this Agreement and consult with counsel. You acknowledge you are not signing this Agreement relying on anything not set out herein.

FOR FISHER COMMUNICATIONS, INC.	AGREED BY EMPLOYEE:

/s/ Benjamin Tucker	/s/ Kirk G. Anderson
Benjamin Tucker	Kirk G. Anderson
Acting President and CEO

Date: 8/9/05	Date: 8/6/05

8